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As filed with the Securities and Exchange Commission on April 7, 2003

Registration No. 333-86740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 4 to:
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPUCREDIT CORPORATION
(Exact name of registrant as specified in its charter)

6141 (Primary Standard Industrial Classification Code Number)

GEORGIA (State or other jurisdiction of incorporation or organization)	58-2336689 (I.R.S. Employer Identification No.)
245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346 (770) 206-6200 (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rohit H. Kirpalani
General Counsel
245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346
(770) 206-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
W. Brinkley Dickerson, Jr. Troutman Sanders LLP 600 Peachtree Street, N.E.—Suite 5200 Atlanta, Georgia 30308-2216

Prospectus Dated April 7, 2003

30,000 SHARES OF SERIES A PREFERRED STOCK AND
UP TO 3,997,000 SHARES OF COMMON STOCK ISSUABLE UPON THE CONVERSION
OF THE SERIES A PREFERRED STOCK OF
 COMPUCREDIT CORPORATION

        This prospectus relates to 30,000 shares of Series A Preferred Stock, no par value per share, and up to 3,997,000 shares of common stock, no par value per share, which are potentially issuable upon the conversion of the Series A Preferred Stock. The selling shareholders under this prospectus are J.P. Morgan Corsair II Capital Partners, L.P., J.P. Morgan Capital, L.P., Paladin Capital Partners Fund, L.P. and Winding Creek, L.P., who for convenience generally are referred to as the selling shareholders. The Series A Preferred Stock was originally issued by us to each of the selling shareholders in connection with a Securities Purchase Agreement dated December 17, 2001. Under the terms of a Shareholders Agreement, dated December 17, 2001, we agreed to file a registration statement, of which this prospectus is part, with the SEC to enable the selling shareholders to sell their shares of Series A Preferred Stock or common stock (in the case of the conversion of the Series A Preferred Stock). Under the registration statement of which this prospectus is a part, the selling shareholders may sell or distribute up to an aggregate of 30,000 shares of Series A Preferred Stock, or up to 3,997,000 shares of common stock which are potentially issuable upon the conversion of the Series A Preferred Stock, in one or more transactions. Based on our shares outstanding as of December 31, 2002, the shares covered by this prospectus equal approximately 8.7% of our outstanding common stock. The process by which the selling shareholders will sell or distribute their Series A Preferred Stock or common stock, as the case may be, is described in this prospectus under the heading "Plan of Distribution."

        The selling shareholders may sell any or all of their Series A Preferred Stock or common stock, as the case may be, directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions. We will not receive any proceeds from the sale of these shares. These sales may be at fixed or negotiated prices which will be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus. We will bear the expenses and fees incurred in registering the shares offered by this prospectus. The selling shareholders will pay any brokerage commissions or discounts attributable to the sale of their shares.

        Our common stock trades on the NASDAQ National Market under the symbol "CCRT." The last reported sale price for our common stock on the NASDAQ National Market on April 4, 2003 was $6.76 per share. The Series A Preferred Stock is not traded on any national exchange or in any other public market and we do not intend to register the Series A Preferred Stock for sale on any national exchange or in any other public market.

        Our principal executive offices are located at 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, and our telephone number at that address is (770) 206-6200.

        Investing in the Series A Preferred Stock and/or common stock involves risks and uncertainties. Please see "Risk Factors" beginning on page 3 of this prospectus and the risk factors contained in the reports incorporated by reference in this prospectus for a discussion of risks associated with owning our stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2003

SUMMARY	2
RISK FACTORS	3
RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS	12
USE OF PROCEEDS	12
SELLING SHAREHOLDERS	12
DESCRIPTION OF PREFERRED AND COMMON STOCK	13
PLAN OF DISTRIBUTION	16
EXPERTS	18
LEGAL MATTERS	19
WHERE YOU CAN FIND MORE INFORMATION	19
INCORPORATION BY REFERENCE	20

SUMMARY

        CompuCredit is a credit card company that uses analytical techniques, including computer modeling, to market general-purpose credit cards and related fee-based products and services. Through our Aspire Visa credit card and other of our brands which similarly use established credit card networks, we currently serve more than 2.0 million customers nationwide. Our credit cards are issued by Columbus Bank and Trust Company under an agreement with us.

        On December 17, 2001, we completed a private placement of 30,000 shares of Series A Preferred Stock. In exchange for these shares we received $30.0 million in proceeds. All of the Series A Preferred Stock was purchased by the selling shareholders. At the same time we also completed the private placement of 10,000 shares of Series B Preferred Stock. In exchange for these shares we received $10.0 million in proceeds. None of the Series B Preferred Stock is being sold at this time. We issued preferred stock in order to raise additional liquidity during a period when it was difficult for us to raise funds on acceptable terms through the issuance of common stock.

        This prospectus provides you with a general description of CompuCredit and our preferred and common stock. You should read this prospectus and any applicable prospectus supplement provided to you, together with the additional information described under the heading "Where You Can Find More Information."

        This prospectus is a part of a larger registration statement and, necessarily, this prospectus does not contain all of the information in the registration statement. The registration statement contains additional information about our company and the shares offered under this prospectus. The entire registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information." Additionally, this prospectus incorporates information that has already been filed with the SEC, as well as information that will be filed with the SEC in the future. This process is described in greater detail under the heading "Incorporation by Reference."

        You should rely only on the information contained in this prospectus and any applicable prospectus supplement that may be provided to you. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making, and the selling shareholders are not permitted to make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement is accurate only as of the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since that date. Additionally, you should be aware of and carefully consider the risks associated with owning our preferred or common stock. Certain of these risks are described in this prospectus under the heading "Risk Factors."

RISK FACTORS

        An investment in our preferred or common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in our other filings incorporated by reference before deciding to invest in our stock. The risks described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks not presently known to us, or which we currently consider immaterial may also adversely affect us. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

        Set forth below are factors that we believe may affect our performance or cause actual results to differ materially from forward-looking statements that we have made or may make in the future. The risks and uncertainties described below are not the only risks we face. These risks are the ones we consider to be the most significant at this time. We might be wrong. There may be risks that you in particular view differently than we do, and there are other risks and uncertainties that are not presently known to us or that we currently consider less significant, but that may in fact impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed and the trading price of our common stock could decline.

The cash flows we receive from our retained interests drive our financial performance and are dependent upon the cash flows received on the credit card receivables underlying our securitizations.

        The collectibility of the receivables underlying our securitizations is a function of many factors including the criteria used to select who is issued a credit card, the pricing of the credit products, the length of the relationship with each cardholder, general economic conditions, the rate at which cardholders repay their accounts, and the rate at which cardholders charge or become delinquent. To the extent we have over estimated collectibility, in all likelihood we have over estimated our financial performance. Some of these concerns are discussed more fully below.

        We may not successfully evaluate the creditworthiness of our customers and may not price our credit products so as to remain profitable. The creditworthiness of our target market is generally considered "sub-prime," based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher risk of nonpayment, higher frequencies of delinquencies and higher credit losses than consumers who are served by more traditional providers of consumer credit. Some of the consumers included in our target market are consumers who are dependent upon finance companies, consumers with only retail store credit cards and/or lacking general purpose credit cards, consumers who are establishing or expanding their credit and consumers who may have had a delinquency, a default or, in some instances, a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. We price our credit products taking into account the risk level of our target customers. If our estimates are incorrect, customer default rates will be higher, we will receive less cash from our securitizations, which will result in a decrease in the value of our retained interests (which are based on expected future cash flows), and we will experience reduced levels of net income.

        The lack of seasoning of our credit card portfolio makes it difficult to predict the performance of our business. A portfolio of older accounts generally behaves more predictably than a newly originated portfolio. In general, as the average age of an originated credit card receivables portfolio increases, delinquency and charge off rates can be expected to increase and then stabilize. Any increases in delinquencies and charge offs beyond our expectations will decrease the value of our retained interests in securitization transactions resulting in a decrease in our net income. This also may reduce the funds available for our future growth and may hinder our ability to complete other securitizations in the future. Our delinquency rates (the percentage of our accounts more than 60 days past due) have increased over the last several years from 6.4% at December 31, 1999, to 9.5% at December 31, 2000,

to 11.1% at December 31, 2001 and to 13.9% at December 31, 2002. The majority of our charge offs occur when the account becomes contractually 180 days delinquent. Thus, increased charge offs would generally follow increased delinquencies, absent significant changes in collection activities. During the fourth quarter of 2000 and throughout 2001 and 2002 a greater than expected charge off ratio adversely impacted our business.

        An economic slowdown could increase credit losses and/or decrease our growth. Because our business is directly related to consumer spending, any period of economic slowdown or recession could make it more difficult for us to add or retain accounts or account balances. In addition, during periods of economic slowdown or recession, we expect to experience an increase in rates of delinquencies and the frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be higher under adverse economic conditions than those experienced in the consumer finance industry generally because of our focus on the underserved sub-prime market.

        Because a significant portion of our reported income is based on our management's estimates of the performance of securitized receivables, differences between actual and expected performance of the receivables may cause fluctuations in net income. Income from the sale of receivables in securitization transactions and income from retained interests in credit card receivables securitized have constituted, and are likely to continue to constitute, a significant portion of our income. Portions of this income are based primarily on management's estimates of cash flows we expect to receive from the interests that we retain when we securitize receivables. Differences between actual and expected performance of the receivables may cause fluctuations in our net income. The expected cash flows are based on management's estimates of interest rates, default rates, payment rates, new purchases, costs of funds paid to investors in the securitizations, servicing costs, discount rates and required amortization payments. These estimates are based on a variety of factors, many of which are not within our control. As a result, these estimates will differ from actual performance. During the fourth quarter of 2001, we increased the discount rate used to value our retained interests from 14.2% used at September 30, 2001, to 34.9%. This resulted in a substantial loss. We increased our discount rate primarily to reflect the higher rate of return required by investors. We sold retained interests in two transactions during the fourth quarter of 2001. The first was during November, and the internal rate of return required by the purchaser was approximately 22%. The second transaction was in December, and the internal rate of return required by the purchaser was approximately 35%. We attribute the increase to a general economic slowdown, the repercussions from the events of September 11, 2001, uncertainty in the liquidity markets in general, concerns surrounding the poor performance of our competitors, our lack of negotiating leverage (due to our need for funds) and our failure to meet analysts' expectations given the slowdown in the growth of our managed receivables. For a discussion of the increase in the discount rate, please see "Year Ended December 31, 2001, Compared to Year Ended December 31, 2000" in "Results of Operations" of our MD&A section of our Annual Report on Form 10-K for the year ended December 31, 2002. During the second quarter of 2002, we hired an independent financial advisory firm to assist management in the evaluation of our residual cash flow discount rate. The independent financial advisory firm advised that the appropriate residual cash flow discount rate was 22.5%. We adopted this recommendation and revised the estimate for the residual cash flow discount rate to 22.5%, from 34.9% at March 31, 2002. This resulted in an increase in the value of our retained interests of approximately $22.8 million and a corresponding increase in pretax income of approximately $22.8 million. We attribute the change to a lessening of market place concern regarding the performance of other credit card issuers and our improved liquidity. This change emphasizes, however, that the discount rate may be volatile.

        Increases in expected losses and delinquencies may prevent us from continuing to securitize receivables in the future on similar terms. Greater than expected delinquencies and losses could also impact our ability to complete other securitization transactions on acceptable terms or at all, thereby decreasing our liquidity and forcing us to either decrease or stop our growth or rely on alternative, and potentially more expensive funding sources to the extent available.

        Increased utilization of existing credit lines by cardholders would require us to establish additional securitization facilities or curtail credit lines. Our existing commitments to extend credit to cardholders exceeded our commitments for securitizations by over 1.6 to 1 at December 31, 2002. If all of our cardholders were to use their entire lines of credit at the same time, we would not have sufficient capacity to fund card use. However, in that event, we could either reduce our cardholders' available credit lines or establish additional securitization facilities. This would subject us to several of the other risks that we have described in this section of the prospectus.

        Increases in expected losses and delinquencies may cause us to incur losses on our retained interests. If the actual amounts of delinquencies and losses that occur in our securitized receivables are greater than our expectations, the value of our retained interests in the securitization transactions will be decreased. Since we derive a portion of our income from these retained interests, higher than expected rates of delinquency and loss could cause our net income to be lower than expected. In addition, under the terms of our securitizations agreements, levels of loss and delinquency could result in us being required to repay our securitizations investors earlier than expected, reducing funds available to us for future growth.

        Our portfolio of credit card receivables is not diversified and originates from cardholders whose creditworthiness is considered sub-prime. We obtain the receivables that we securitize in one of two ways—we either originate receivables (through our relationship with credit card issuers) or purchase receivables from other credit card issuers. In either case, substantially all of our securitized receivables originate from sub-prime borrowers. Our reliance on sub-prime receivables has in the past (and may in the future) negatively impacted our performance. For example, in the fourth quarter of 2001, we suffered a substantial loss after we increased our discount rate to reflect the higher rate of return required by investors in sub-prime markets. Because our receivables portfolios are all of substantially the same character (i.e., sub-prime), the increased discount rate resulted in a decrease in the value of our various receivables portfolios. These losses may have been mitigated if our portfolios consisted of higher grade receivables in addition to our sub-prime receivables. Since our portfolios are undiversified, negative market forces have the potential to cause a widespread adverse impact, and we have no immediate plans to issue or acquire receivables of a higher quality.

        Seasonal consumer spending may result in fluctuations in our net income. Our quarterly income may substantially fluctuate as a result of seasonal consumer spending. In particular, our customers may charge more and carry higher balances during the year-end holiday season and before the beginning of the school year, resulting in corresponding increases in managed receivables and receivables securitized during those periods.

        Increases in interest rates may increase our cost of funds and may reduce the payment performance of our customers. Increases in interest rates may increase our cost of funds, which could significantly affect our results of operations and financial condition. Our credit card accounts have variable interest rates. Significant increases in these variable interest rates may reduce the payment performance of our customers.

        Due to the lack of historical experience with internet customers, we may not be able to successfully target these customers or evaluate their creditworthiness. There is less historical experience with respect to the credit risk and performance of credit card customers acquired over the internet. As part of our growth strategy, we may expand our origination of credit card accounts over the internet; however, we may not be able to successfully target and evaluate the creditworthiness of these potential customers. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products.

We are substantially dependent upon securitizations and other borrowed funds in order to fund the credit card receivables that we originate or purchase.

        All of our securitization facilities are of finite duration (and ultimately will need to be extended or replaced) and contain conditions that must be fulfilled in order for funding to be available. In the event that advance rates for securitizations are reduced, investors in securitizations require a greater rate of return, we fail to meet the requirements for continued funding, or securitizations otherwise become unavailable to us, we may not be able to maintain or grow our base of credit card receivables or it may be more expensive for us to do so. In addition, because of advance rate limitations, we maintain retained interests in our securitizations that must be funded through profitable operations, equity raised from third parties, or funds borrowed elsewhere. The cost and availability of equity and borrowed funds is dependent upon our financial performance, the performance of our industry generally, and general economic and market conditions, and recently has been both expensive and difficult to obtain. Some of these concerns are discussed more fully below.

        Our growth is dependent on our ability to add new securitization facilities. We finance all of our receivables through securitizations. To the extent we grow our receivables significantly, our cash requirements are likely to exceed the amount of cash we generate from operations, thus requiring us to add new securitization facilities. Our historic and projected performance impact whether, on what terms and at what cost we can sell interests in our securitizations. If additional securitization facilities are not available on terms we consider acceptable, or if existing securitization facilities are not renewed on terms as favorable as we have now or are not renewed at all, we may not be able to grow. One of the reasons that we have slowed our growth plans is because a significant portion of our securitizations have or will mature in the near future, and we do not have any assurances that we will be able to obtain new securitizations on satisfactory terms.

        As our securitization facilities mature, they will be required to accumulate cash that therefore will not be available for operations. Repayment for our securitization facilities begins as early as one year prior to their maturity dates. Once repayment begins and until the facility is paid, payments from customers on credit card receivables are accumulated to repay the investors and are no longer reinvested in new credit card receivables. At that time, our funding requirements for new credit card receivables increase accordingly. If our securitization facilities begin to accumulate cash and we also are unable to obtain additional sources of liquidity, such as debt, equity or new securitization facilities that are structurally subordinate to the facilities accumulating cash, we may be forced to prohibit new purchases in some or all of our credit card accounts in order to significantly reduce our need for any additional cash. When a facility matures, the underlying trust continues to own the credit card receivables and effectively the maturing facility maintains its priority in its right to payments following collections on the underlying credit card receivables until it is repaid in full. As a result, new purchases need to be funded using debt, equity or a replacement facility subordinate to the maturiting facility's interest in the underlying credit card receivables. Although this subordination historically has not made it more difficult to obtain replacement facilities, it may do so in the future.

        We may be unable to obtain capital from third parties needed to fund our existing securitizations or may be forced to rely on more expensive funding sources. We need equity or debt capital to fund our retained interests in our securitizations. Investors should be aware of our dependence on third parties for funding and our exposure to increases in costs for that funding. External factors, including the general economy, impact our ability to obtain funds. In late 2001, we needed additional liquidity to fund our operations as well as the growth in the retained interests in our securitizations, and we had a difficult time obtaining those needed funds. We were not able to issue common stock at a price we deemed acceptable due to a variety of factors, including a general economic slowdown, the repercussions from the events of September 11, 2001, uncertainty in the liquidity markets in general, concerns surrounding the poor performance of our competitors and our failure to meet analysts' expectations given the slowdown in the growth of our managed receivables. At the same time, due to many of these factors, we were able to sell our retained interests in our securitization only at a dramatically increased rate of return to the investors. During the fourth quarter of 2001, we utilized our revolving credit facility to fund the portion of our receivables growth that could not be funded through securitization. To date, we have not replaced our revolving credit facility, which expired in January 2002. If in the future we need to replace that facility or otherwise raise cash by issuing additional debt or equity or by selling a portion of our retained interests, there is no certainty that we will be able to do so or that we will be able to do so on favorable terms. Our ability to replace our credit facility or otherwise raise cash will depend on factors such as our performance and creditworthiness, the performance of our industry, the performance of issuers of other non-credit card based asset backed securities, and the general economy.

        The timing and size of securitizations may cause fluctuations in quarterly income. Substantial fluctuations in the timing or the volume of receivables securitized will cause fluctuations in our quarterly income. Factors that affect the timing or volume of securitizations include the growth in our receivables, market conditions and the approval by all parties of the terms of the securitization.

        The performance of our competitors may impact the costs of our securitization. Investors in our securitizations compare us to Capital One, Providian, Metris and other sub-prime credit card issuers and, to a degree, our performance is tied to their performance. Generally speaking, our securitizations investors also invest in our competitors' securitizations. These investors broadly invest in the credit card industry, and when they evaluate their investments, they typically do so on the basis of overall industry performance. Thus, when our competitors perform poorly, we typically experience negative investor sentiment, and the investors in our securitizations require greater returns, particularly with respect to subordinated interests. In the fourth quarter of 2001, for instance, investors demanded unprecedented returns. In the event that investors unexpectedly require higher returns and we sell our retained interests at that time, the total return to the buyer may be greater than the discount rate we are using to value the retained interests in our financial statements. This would result in a loss for us at the time of the sale as the total proceeds from the sale would be less than the carrying amount of the retained interests in our financial statements. We would also potentially increase the discount rate used to value all of our other retained interests which would also result in further losses. Conversely, if we sold our retained interests for a total return to the investor that was less than our current discount rate, we would record income from the sale, and we would potentially decrease the discount rate used to value all of our other retained interests which would result in additional income.

        We may be required to pay to investors in our securitizations an amount equal to the amount of securitized receivables if representations and warranties made to us by sellers of the receivables are inaccurate. The representations and warranties made to us by sellers of receivables we purchased may be inaccurate. We rely on these representations and warranties when we securitize these purchased receivables. Our securitization transactions involve us making representations and warranties to investors and, generally speaking, if there is a breach of our representations and warranties, then under the terms of the applicable investment agreement, we could be required to pay the investors a sum equal to the amount of the securitized receivables. Thus, our reliance on a representation or warranty of a receivables seller, which proves to be false and causes a breach of one of our representations or warranties, could subject us to a potentially costly liability.

Our financial performance is, in part, a function of the aggregate amount of credit card receivables that are outstanding.

        This aggregate amount is a function of many factors including purchase rates, payment rates, interest rates, seasonality, general economic conditions, competition from other credit card issuers and other sources of consumer financing, access to funding as noted above, and the success of our marketing efforts. To the extent that we have over estimated the size or growth of our credit card receivables, in all likelihood we have over estimated our future financial performance.

        Intense competition for credit card customers may cause us to lose accounts or account balances to competitors. We may lose entire accounts, or may lose account balances, to competing card issuers that offer lower interest rates and fees or other more attractive terms or features. We believe that customers choose credit card issuers largely on the basis of interest rates, fees, credit limits and other product features. For this reason, customer loyalty is often limited. Our future growth depends largely upon the success of our marketing programs and strategies. Our credit card business competes with national, regional and local bank card issuers and with other general purpose credit card issuers, including American Express®, Discover® and issuers of Visa® and MasterCard® credit cards. Some of these competitors may already use or may begin using many of the programs and strategies that we have used to attract new accounts. In addition, many of our competitors are substantially larger than we are and have greater financial resources. Further, the Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business.

        We may be unable to sustain and manage our growth. We may experience fluctuations in net income or sustain net losses if we are not able to sustain or effectively manage our growth. Growth is a product of a combination of factors, many of which are not in our control. Factors include:

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  growth in both existing and new account balances;

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  the degree to which we lose accounts and account balances to competing credit card issuers;

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  levels of delinquencies and credit losses;

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  the availability of funding, including securitizations, on favorable terms;

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  our ability to sell retained interests at favorable terms;

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  our ability to attract new customers through originations or portfolio purchases;

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  the level of costs of soliciting new customers;

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  the level of response to our solicitations;

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  our ability to employ and train new personnel;

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  our ability to maintain adequate management systems, collection procedures, internal controls and automated systems; and

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  general economic and other factors beyond our control.

Currently, we are not aggressively pursuing growth in our originated portfolio because of a number of factors, including securitization costs and terms and general economic conditions.

        Our decisions regarding marketing can have a significant impact on our growth. We can increase or decrease, as the case may be, the size of our outstanding receivables balances by increasing or decreasing our marketing efforts. Marketing is expensive, and during periods when we have less liquidity than we like or when prospects for continued liquidity in the future do not look promising, we may decide to limit our marketing and thereby our growth. A decline in size of our receivables would reduce our net income in future periods. We have decreased our marketing plans for 2003 as compared to 2002.

        Our operating expenses and our ability to effectively service our credit card accounts is dependent on our ability to estimate the future size and general growth rate of the portfolio. One of our servicing agreements causes us to make additional payments if we overestimate the size or growth of our business. These additional payments compensate the servicer for increased staffing expenses it incurs in anticipation of our growth. If we grow more slowly than anticipated, we may still have higher servicing expenses than we actually need, thus reducing our net income.

We operate in a heavily regulated industry.

        Changes in bankruptcy, privacy or other consumer protection laws may adversely affect our ability to collect credit card account balances or otherwise adversely affect our business or expose us to litigation. Similarly, regulatory changes could adversely affect our ability to market credit cards and other products and services to our customers. The accounting rules that govern our business are exceedingly complex, difficult to apply, and in a state of flux. As a result, how we value our credit card receivables and otherwise account for our business (including whether we consolidate our securitizations) is subject to change depending upon the interpretation of, and changes in, those rules. Some of these issues are discussed more fully below.

        Consumer protection laws may make collection of credit card account balances more difficult or may expose us to the risk of litigation. Any failure to comply with legal requirements by Columbus Bank and Trust, as the primary issuer of our credit cards, or by us or Columbus Bank and Trust, as the servicer of our credit card accounts, could significantly impair our ability to collect the full amount of the credit card account balances. Further, any such failure to comply with the law could expose us or Columbus Bank and Trust to the risk of litigation under state and federal consumer protection statutes, rules and regulations. Our operations and the operations of Columbus Bank and Trust are regulated by federal, state and local government authorities and are subject to various laws, rules and regulations, as well as judicial and administrative decisions imposing requirements and restrictions on our business. Due to the consumer-oriented nature of the credit industry, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. There is always a risk that new legislation or regulations could place additional requirements and restrictions on our business. However, this risk is amplified since our target market consists almost entirely of "sub-prime" borrowers and lawmakers and regulators have recently shown an interest in increasing the regulation of this segment in order to protect the customers of and investors in sub-prime lenders. The institution of any litigation of this nature or any judgment against us or any other industry participant in any litigation of this nature could adversely affect our business and financial condition in a variety of ways. For more information regarding consumer and debtor protection laws applicable to Columbus Bank and Trust and us, please see "Item 1. Business—Consumer and Debtor Protection Laws and Regulations" in our Annual Report on Form 10-K for the year ended December 31, 2002.

        Changes in law may increase our credit losses and administrative expenses, restrict the amount of interest and other charges imposed on the credit card accounts or limit our ability to make changes to existing accounts. Numerous legislative and regulatory proposals are advanced each year which, if adopted, could harm our profitability or limit the manner in which we conduct our activities. Changes in federal and state bankruptcy and debtor relief laws may increase our credit losses and administrative expenses. More restrictive laws, rules and regulations may be adopted in the future which could make compliance more difficult or expensive, further restrict the amount of interest and other charges we can impose on the credit card accounts we originate or market, target sub-prime lenders, limit our ability to make changes to the terms on existing accounts or otherwise significantly harm our business.

        Negative publicity may impair acceptance of our products. Critics of the credit card industry have in the past focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are either confusing or result in prices that are too high. Increased criticism of the industry or criticism of us in the future could hurt customer acceptance of our products or lead to changes in the law or regulatory environment, either of which would significantly harm our business.

        Internet security breaches could damage our reputation and business. Internet security breaches could damage our reputation and business. As part of our growth strategy, we may expand our origination of credit card accounts over the internet. The secure transmission of confidential information over the internet is essential to maintaining consumer confidence in our products and services offered online. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer application and transaction data transmitted over the internet. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Moreover, consumers generally are concerned with security and privacy on the internet, and any publicized security problems could inhibit the growth of the internet as a means of conducting commercial transactions. Our ability to solicit new account holders over the internet would be severely impeded if consumers become unwilling to transmit confidential information online.

We routinely explore various opportunities to grow our business, including the purchase of credit card receivable portfolios and other businesses.

        There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased, that we will not be able to successfully integrate the acquired business or assets, and that we will not be able to produce the expected level of profitability from the acquired business or assets. As a result, the impact of any acquisition on our future performance may not be as favorable as expected and actually may be adverse.

        Our portfolio purchases may cause fluctuations in reported managed receivables data, which may reduce the usefulness of historical managed loan data in evaluating our business. Our reported managed receivables data may fluctuate substantially from quarter to quarter as a result of recent and future portfolio acquisitions. As of December 31, 2002, portfolio acquisitions account for 43% of our total portfolio.

        Credit card receivables included in purchased portfolios may have been originated using credit criteria different from our criteria. As a result, some of these receivables have a different credit quality than receivables we originated. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge off rates than the receivables previously originated and purchased by us. These receivables may also earn different interest rates and fees as compared to other similar receivables in our receivables portfolio. These variables could cause our reported managed receivables data to fluctuate substantially in future periods making the evaluation of our business more difficult.

Other Risks.

        We also face a number of other uncertainties. These include:

        The existence of the preferred stock could adversely impact holders of common stock. As of March 15, 2003, the Series A Preferred Stock and Series B Preferred Stock in the aggregate could be converted into approximately 4.9 million shares of common stock, or 10.6% of the number of shares that would be outstanding immediately following conversion. Additionally, dividends on the preferred stock will generally be paid in additional shares of preferred stock on a quarterly basis, which means that over time the holders of the preferred stock will be entitled to convert their shares into an even greater percentage of our common stock. For example, assuming no dividends are paid in cash, none of the preferred stockholders exercise their conversion rights and the anti-dilution rights of the preferred stockholders are not triggered, five years after issuance (December 2006) the preferred stock could be converted into approximately 15.4% of the common stock outstanding at the time of issuance. In addition, the holders of the preferred stock have the right to vote separately on various items—including material corporate transactions—and may not vote in a manner beneficial to the interests of the common stock where the interests of the two classes are different.

        Unless we obtain a bank charter, we cannot issue credit cards other than through an agreement with a bank. Because we do not have a bank charter, we currently cannot issue credit cards other than through an agreement with a bank. We issue our credit cards under an agreement with Columbus Bank and

Trust. In October 1998, we applied for a bank charter, but we withdrew the application in June 2001, because, given the failure of a significant sub-prime lender, we believed that it would be difficult for us to charter a bank in the regulatory environment which existed at that time. However, we are open to obtaining a bank charter and are currently pursuing the acquisition of a bank, but if we pursue these options it is likely our status as a sub-prime lender will have an adverse effect on our efforts. Unless we obtain a bank charter, we will continue to rely upon Columbus Bank and Trust to issue credit cards to our customers. If our agreement with Columbus Bank and Trust were terminated or otherwise disrupted, there is a risk that we would not be able to enter into an agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business. Additionally, any bank we charter would be subject to the various state and federal regulations and restrictions generally applicable to such institutions.

        Because we outsource account- processing functions that are integral to our business, any disruption or termination of that outsourcing relationship could harm our business. We outsource account and payment processing pursuant to agreements with Columbus Bank and Trust and its affiliates. In 2002 we paid Columbus Bank and Trust and its affiliates approximately $40.0 million for these services. If these agreements were terminated or the services provided to us otherwise disrupted, we would have to obtain these services from an alternative provider. There is a risk that we would not be able to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

        We rely on Visionary Systems, Inc. for software design and support, and any disruption of our relationship with Visionary Systems would negatively impact our business. Visionary Systems is a privately owned designer of computer software and provider of processing and other computer services. Two of our officers, Richard R. House, Jr. and Richard W. Gilbert, each indirectly own 13.0% of its stock. During 2002, we paid Visionary Systems approximately $11.2 million for software development, account origination, consulting services, intellectual property and two patents. In the event that Visionary Systems no longer provides us with software and support, our business would be negatively impacted until we retained replacement vendors. We believe that a number of vendors are qualified to perform the services performed by Visionary Systems and believe that this impact would only be temporary.

        If we obtain a bank charter, any changes in applicable state or federal laws could adversely affect our business. In the future, we may apply for a bank charter. If we obtain a bank charter, we will be subject to the various state and federal regulations generally applicable to similar institutions, including restrictions on the ability of the banking subsidiary to pay dividends to us. We are unable to predict the effect of any future changes of applicable state and federal laws or regulations, but such changes could adversely affect the bank's business and operations.

        In the event that our stock price does not increase, we may be required to pay the dividends on our preferred stock in cash. The terms of the Series A Preferred Stock and Series B Preferred Stock initially permit us, at our election, to pay the required dividends in either additional shares of preferred stock or in cash. However, commencing in September 2003, in the event that our stock price does not increase by 6% per quarter thereafter, the holders may require that we pay dividends in cash. If we assume dividends are paid through increasing the redemption price (called the "accreted value") of the preferred stock until September 2003, the cash dividends at that time would initially be approximately $1.2 million per quarter.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

        For purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense we believe to be representative of interest.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Fiscal Year Ended December 31,
	2002		2001		2000		1999		1998
Ratio of earnings to fixed charges and preference security dividends	1.2	X	5.9	X	1,194.8	X	102.8	X	11.0	X

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from the sale of Series A Preferred Stock or common stock, as the case may be, offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of Series A Preferred Stock or common stock by the selling shareholders but we have agreed to bear certain expenses associated with registering such shares under federal and state securities laws. We are registering the shares for sale to provide the selling shareholders with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the selling shareholders.

SELLING SHAREHOLDERS

        On December 17, 2001, we completed a private placement of 30,000 shares of Series A Preferred Stock. All of the Series A Preferred Stock was purchased by the selling shareholders. Prior to this transaction, J.P. Morgan Corsair II Capital Partners, L.P. and J.P. Morgan Capital, L.P., each a selling shareholder, owned 770,000 and 230,000 shares of our common stock, respectively.

        The following table sets forth information with respect to the selling shareholders as of December 31, 2002. As of this date, 45,976,265 shares of our common stock were outstanding. This number excludes approximately 2,200,000 shares of common stock subject to outstanding options and approximately 4,828,000 shares of common stock into which the 30,000 outstanding shares of Series A Preferred Stock and 10,000 outstanding shares of Series B Preferred Stock would in the aggregate currently convert. The column indicating shares of common stock underlying the Series A Preferred Stock includes accreted dividends through December 31, 2002. For percentages relating to the common stock outstanding prior to resale, the denominator is equal to the sum of 45,976,265, plus the number of common shares underlying the particular preferred shareholder's shares of Series A Preferred Stock. This table assumes that the selling shareholders offer for sale all of those shares of Series A Preferred Stock as indicated or all of the common stock into which the Series A Preferred Stock is convertible. As such, percentages relating to the common stock outstanding after resale use 45,976,265 as the denominator and percentages relating to the Series A Preferred Stock use 30,000 as the denominator. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below, or any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by the selling shareholders, or on our records, and are accurate to the best of our knowledge. It is possible, however, that the selling shareholders may acquire or dispose of additional shares of Series A Preferred Stock or common stock from time to time after the date of this prospectus.

Name	No. of Shares of Series A Preferred Stock Owned Prior to Resale	Percentage of Series A Preferred Stock Owned Prior to Resale	No. of Shares of Common Stock Underlying Series A Preferred Stock	No. of Shares of Common Stock Beneficially Owned Prior to Resale		Percentage of Common Stock Beneficially Owned Prior to Resale		No. of Shares of Series A Preferred Stock Owned After Resale	No. of Shares of Common Stock Beneficially Owned After Resale		Percentage of Common Stock Beneficially Owned After Resale
J.P. Morgan Corsair II Capital Partners, L.P.	19,250	64.2%	2,323,311	4,017,287	(1)	8.2	%(1)	0	1,000,000	(1)	2.1	%(1)
J.P. Morgan Capital, L.P.	5,750	19.2%	693,976	4,017,287	(1)	8.2	%(1)	0	1,000,000	(1)	2.1	%(1)
Paladin Capital Partners Fund, L.P(2)	4,808	16.0%	580,285	580,285		1.2%		0	0		0
Winding Creek, L.P.	192	*	23,173	23,173		*		0	0		0

*
Indicates less than 1%.

(1)
J.P. Morgan Corsair II Capital Partners, L.P. ("Corsair") is the beneficial owner of 4,017,287 shares of common stock. Corsair directly owns 770,000 shares of common stock and 19,250 shares of Series A Preferred Stock, which are currently convertible into 2,323,311 shares of common stock. Under a co-investment agreement ("Agreement"), J.P. Morgan Capital, L.P. ("Morgan Capital") co-invests side-by-side 23% of every investment made by Corsair. The Agreement provides that Morgan Capital has the same economic rights and obligations as a limited partner in Corsair. Thus Corsair also has voting and investment power over investments made by Morgan Capital pursuant to the Agreement. Morgan Capital directly owns 230,000 shares of common stock and 5,750 shares of Series A Preferred Stock which are currently convertible into 693,976 shares of common stock. Thus, Corsair has voting and investment power over 4,017,287 shares of common stock and is the beneficial owner thereof.

  Morgan Capital is the beneficial owner of 4,017,287 shares of common stock. Pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, Corsair and Morgan Capital are members of a group and the group is a beneficial owner of shares owned by each group member. Thus Morgan Capital, as a member of the group, is a beneficial owner of 4,017,287 shares of common stock of CompuCredit.

  After the resale of all of their respective shares of Series A Preferred Stock, Corsair and Morgan Capital will each be the beneficial owner of 1,000,000 shares of common stock. Corsair will continue to directly own 770,000 shares of common stock and Morgan Capital will likewise continue to own 230,000 shares of common stock. Pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, Corsair and Morgan Capital are members of a group and the group is a beneficial owner of shares owned by each group member. Thus after the completion of the resale Corsair and Morgan Capital, as members of the group, will each be deemed the beneficial owner of 1,000,000 shares of common stock of CompuCredit.

(2)
Paladin is an affiliate of an entity controlled by Mr. Frank J. Hanna, Jr., who is the father of our Chairman and Chief Executive Officer, David G. Hanna, and one of our directors, Frank J. Hanna, III. Although Mr. Frank J. Hanna, Jr. was aware of the investment in CompuCredit, he was not assigned any responsibilities to negotiate the details of the investment and recused himself from the vote of the General Partner's Investment Committee approving Paladin's investment in CompuCredit.

DESCRIPTION OF PREFERRED AND COMMON STOCK

        The following description of material terms of the shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to our articles of incorporation, as amended to date, and our bylaws, as amended to date.

        CompuCredit has three classes of voting securities outstanding: common stock, Series A Preferred Stock and Series B Preferred Stock. Our common stock trades on the NASDAQ National Market. Neither class of preferred stock is traded on any national exchange or in any other public market, and we do not intend to register either class for sale on any national exchange or in any public market.

        Our authorized capital stock consists of 150,000,000 shares of common stock, no par value per share and 10,000,000 shares of preferred stock, no par value per share. As of December 31, 2002, there were 45,976,265 shares of common stock outstanding, approximately 2,200,000 outstanding options to purchase shares of common stock, 30,000 shares of Series A Preferred Stock and 10,000 shares of Series B Preferred Stock outstanding. The following summary of certain provisions of our capital stock describes certain material provisions of our articles of incorporation and bylaws relating to our preferred and common stock and certain provisions of the Georgia Business Corporation Code. However, there may be other provisions of the articles of incorporation and bylaws or of the Georgia Business Corporation Code relating to the rights of shareholders that potential investors may consider important. This summary is not intended to be complete and is qualified in its entirety by reference to the provisions of the Georgia Business Corporation Code and judicial decisions interpreting and applying those statutes and to our articles of incorporation and bylaws.

Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to the CompuCredit shareholders, other than the election of the director to be elected by the holders of the Series A Preferred Stock (the "Series A Director") and votes relating to Material Corporate Transactions (as defined below) unless they otherwise are entitled to vote on such matters. The holders of common stock, except as discussed below, vote as a single class with the holders of the Series A Preferred Stock and the Series B Preferred Stock, with the holder of preferred stock voting on an as-converted basis, as described below. Shares of common stock do not have cumulative voting rights. This means that the holders of a majority of the votes represented by the common stock and the preferred stock (voting as-converted) can elect all of the directors then standing for election with the exception of the Series A Director. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available therefor, subject to preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of CompuCredit, the holders of common stock are entitled to receive ratably the net assets of CompuCredit available after the payment of all its debts and other liabilities, subject to the prior rights of the outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock offered by this prospectus will be, validly issued, fully paid and nonassessable upon payment for the shares.

Preferred Stock

        In general, the preferred stock has the conversion and voting rights described below and ranks senior to the common stock (with respect to dividend, liquidation, dissolution and winding-up rights). The terms of the Series B Preferred Stock are substantially similar to, although slightly less favorable to the holders than, the Series A Preferred Stock (mainly with respect to the lack of a redemption feature).

        Dividends—For each class of preferred stock, dividends are cumulative and paid quarterly, in arrears and generally through the process of accretion. Dividends are paid at a rate of 10% per year on the accreted value of the share. At the time of issuance, each share of preferred stock had a value of $1,000, this its initial accreted value. When we pay a dividend through the process of accretion, the value of the dividend is added to the previous accreted value of the stock. The terms of the preferred stock allow us to pay dividends through accretion, however, we are also able at our discretion, though generally not required, to pay dividends in cash. In some circumstances we could be required to pay dividends in cash, including:

  •
  If, beginning on December 17, 2003 and measured on the 17th of each following March, June, September and December, the volume-weighted share price of the common stock for the immediately preceding 20 trading days is less than 106% of the corresponding volume-weighted share price of the common stock for the immediately preceding three month period.

  •
  If we elect to pay a cash dividend to our common shareholders, then in addition to the dividends that are otherwise owed to the preferred shareholders, we shall also be required to pay a cash dividend to the preferred shareholders, based upon the number of common shares into which their preferred shares are convertible.

  •
  If we purchase common stock at a price that is greater than 125% of the volume-weighted share price of the common stock for the immediately preceding 20 trading days then we shall be obligated to pay a cash dividend to each preferred shareholder based on the excess amount paid as it relates to the shares of common stock outstanding as of the purchase.

        If on December 17, 2006 or a following a change in control, whichever occurs first, shares of preferred stock are still outstanding, then the annual dividend rate shall be increased to 15% and shall increase by a percentage point per year thereafter, not to exceed an annual rate of 20%.

        Conversion—We can require the conversion of the preferred stock into common stock at any time beginning on December 17, 2004 if the share price of the common stock for the immediately preceding 20 trading days is 200% of the initial conversion price ($9.14 per share, subject to anti-dilution adjustment). Holders of preferred stock are entitled to convert their shares into common stock at any time.

        The number of shares into which each share of preferred stock is convertible is obtained by dividing the accreted value of each share (which includes all accrued dividends, as described under the Dividends subsection) by the conversion price. The conversion price is $9.14. This price represents the volume-weighted share price of the common stock for the 30 trading days immediately preceding the issuance of the preferred stock. The conversion price is subject to anti-dilution adjustment.

        Voting—In general, each outstanding share of preferred stock entitles the holder to that number of votes equal to the number of shares of common stock into which the holder's shares could be converted at the time of the vote, subject (solely for purposes of determining the number of votes) to a floor on the conversion price of $9.01 per share. The accretion process is summarized under the Dividends subheading, the conversion process is summarized under the Conversion subheading.

        Redemption—We can redeem the Series A Preferred Stock for cash after 5 years, or upon a change of control, provided all accrued dividends are paid; the Series B Preferred Stock does not have a redemption feature.

        Anti-Dilution Adjustment—The holders of both classes of preferred stock are entitled to traditional weighted average anti-dilution rights in the event of several circumstances, including the payment of a dividend in common stock, a common stock split, a reverse common stock split, or a merger involving an exchange of the common stock for the securities of another entity.

  Series A Preferred Stock

        The number of shares into which each share of Series A Preferred Stock is convertible is obtained by dividing the accreted value of each share (which includes all accrued dividends) by the conversion price. As of the close of business on March 15, 2003, the accreted value of each share of Series A Preferred Stock was $1,130.94 and the conversion price was $9.14, entitling the holder of each share to approximately 123.74 votes.

        The holders of the Series A Preferred Stock are entitled to elect one Series A Director to serve on the Board of Directors so long as either (i) J.P. Morgan Corsair II Capital Partners and J.P. Morgan Capital hold 20% of the shares of Series A Preferred Stock originally issued to them in December 2001 or (ii) J.P. Morgan Corsair II Capital Partners and J.P. Morgan Capital beneficially own 5% or more of the total outstanding common stock. As of March 15, 2003, both conditions were met. The Series A Director is elected by the affirmative vote of a plurality of the total number of shares of Series A Preferred Stock.

  Series B Preferred Stock

        The number of shares into which each share of Series B Preferred Stock is convertible is obtained by dividing the accreted value of each share (which includes all accrued dividends) by the conversion price. As of March 15, 2003, the accreted value of each share of Series B Preferred Stock was $1,131.35 and the conversion price was $9.14, entitling the holder of each share to approximately 123.78 votes.

  Shareholders Agreement

        We entered into a Shareholders Agreement with the holders of the Series A Preferred Stock, Series B Preferred Stock and certain holders of common stock whereby (in addition to the provisions described above) (i) the holders of the Series A Preferred Stock are entitled to participate in a sale or transfer of securities of CompuCredit by Frank J. Hanna, III, David G. Hanna (being the holders of the Series B Preferred Stock), and certain other common stock holders in which such sale or transfer, in the aggregate, equals 25% or more of the outstanding shares of common stock, on a fully diluted basis and (ii) the holders of the preferred stock are entitled to demand registration rights which are in addition to this registration statement, such that their converted shares of common stock may be registered by CompuCredit on a registration statement filed with the SEC.

  Material Corporate Transactions

        The affirmative vote of a majority of the holders of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, each voting as a separate class, is required before CompuCredit can engage in certain transactions ("Material Corporate Transactions"). Material Corporate Transactions generally include (i) any amendment to our articles of incorporation or bylaws that would materially and adversely affect the relative rights of the holders of the preferred stock (other than in connection with a change of control as contemplated by the terms of the preferred stock); (ii) the issuance of any additional preferred or capital stock that is senior to or on parity with the preferred stock, provided that CompuCredit may issue up to $10,000,000 worth of securities that are on parity with the preferred stock without the approval of the holders of preferred stock; (iii) engaging in a merger, sale of assets or other similar corporate transaction that has a material adverse effect on the holders of the preferred stock (other than in connection with a change of control as contemplated by the terms of the preferred stock); or (iv) the redemption for cash of any securities that are on parity with or junior to the preferred stock. The vote of the holders of the preferred stock in connection with a Material Corporate Transaction described above is subject to various conditions and exceptions described more fully in the rights, preferences and terms of the Series A Preferred Stock and Series B Preferred Stock are included as an exhibit to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

        The selling shareholders, or their pledgees, assignees, distributees, transferees, or any other successors in interest to any or all of the shares of CompuCredit Series A Preferred Stock or the common stock that is issuable upon the conversion of the Series A Preferred Stock held by the selling shareholders or those who are selling shares received from a named selling shareholder as a distribution or other non-sale-related transfer (all of whom may be selling shareholders), have advised us that they may sell the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the shares by one or more of the following methods, without limitation:

  •
  block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing of options on the shares, whether or not the options are listed on an options exchange;

  •
  through the distribution of the shares by any selling shareholder to its partners, members, shareholders or creditors;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis; and

  •
  any combination of any of these methods of sale.

        We do not know of any arrangements by the selling shareholders for the sale of any of the shares.

        The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers, dealers or underwriters may act as principals, or as agents of the selling shareholders. Broker-dealers may agree with a selling shareholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

        From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. In addition, a selling shareholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act of 1933, the aggregate amount of selling shareholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions. Each of the selling shareholders has represented to us, among other things, that they acquired their shares of Series A Preferred Stock as an investment, not to be resold in the ordinary course of business, and that, at the time they purchased their shares of Series A Preferred Stock, they did not have any agreement or understanding, directly or indirectly, with any person to distribute the Series A Preferred Stock.

        A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling shareholder may enter into options or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this prospectus. A selling shareholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby pursuant to this prospectus.

        The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        We agreed to register the shares under the Securities Act of 1933, and, with certain exceptions, to keep the registration statement of which this prospectus is a part effective and usable until the earlier of (i) December 17, 2003 or (ii) the date that all the shares covered by this registration statement of which this prospectus is a part have been sold or distributed. We have agreed to pay all expenses in connection with the preparation and filing of the registration statement, excluding underwriting discounts, concessions, commissions or fees and expenses of the selling shareholders, such as fees and expenses of counsel of such selling shareholders.

        We will not receive any proceeds from sales of any shares by the selling shareholders.

        We cannot assure you that the selling shareholders will sell all or any portion of the shares offered hereby.

EXPERTS

        The consolidated balance sheet of CompuCredit at December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2002 that are included in CompuCredit's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their opinion thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheet of CompuCredit at December 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001 that are incorporated by reference in CompuCredit's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares of Series A Preferred Stock and common stock offered by this prospectus has been passed upon by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

WHERE YOU CAN FIND MORE INFORMATION

        CompuCredit is subject to informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document filed by CompuCredit with the SEC at the offices of the SEC, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and from the web site that the SEC maintains at http://www.sec.gov. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. CompuCredit's stock is quoted on the NASDAQ National Market. The reports, proxy statements and other information concerning CompuCredit can be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006.

        We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the internet at the SEC's web site. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in this prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of shares is completed. We also incorporate by reference the following documents that already have been filed with the SEC:

  (a)
  CompuCredit's Annual Report on Form 10-K for the year ended December 31, 2002, as amended; and

  (b)
  The description of the common stock included in CompuCredit's Registration Statement on Form 8-A, filed pursuant to Section 12(g) of the Exchange Act on April 12, 1999 (SEC File No. 0-25751), including any amendment or report filed for the purpose of updating such description.

        In addition, we will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents (other than exhibits to documents that are not specifically incorporated by reference in the documents). Please direct such requests to CompuCredit Corporation, 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, Attn: Secretary, (770) 206-6200.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the estimated costs and expenses in connection with the Offering described in the Registration Statement.

        The expenses to be paid in connection with the issuance and distribution of the shares being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$2,827
Printing and engraving costs	$1,000
Accounting fees and expenses	$30,000
Legal fees and expenses	$75,000
Miscellaneous	$3,173

Total	$112,000

        All of the above items are estimates except the SEC registration fee. All of such estimated expenses will be borne by CompuCredit Corporation.

ITEM 16.
EXHIBITS INDEX

Exhibit Number	Description of Exhibit	Incorporated by Reference from CompuCredit's SEC Filings Unless Otherwise Indicated
4.1	Articles of Amendment creating Series A Preferred Stock and Series B Preferred Stock.	December 28, 2001, Form 8-K, Exhibit 3.3
4.2	Shareholders Agreement dated as of December 17, 2001.	December 28, 2001, Form 8-K, Exhibit 10.14
5	Opinion of Troutman Sanders LLP as to the legality of the shares being registered.	Previously Filed
12	Ratio of combined fixed charges and preference dividends to earnings.	Previously Filed
23.1	Consent of BDO Seidman, LLP.	Filed Herewith
23.2	Consent of Troutman Sanders LLP.	Previously Filed
23.3	Consent of Ernst & Young LLP.	Filed Herewith

II-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 7, 2003.

COMPUCREDIT CORPORATION
By:	/s/ J. PAUL WHITEHEAD, III J. Paul Whitehead, III Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this registration statement, as amended, has been signed by the following persons in the capacities indicated below on this 7th day of April, 2003.

Signature	Title

/s/ *DAVID G. HANNA David G. Hanna	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ *RICHARD R. HOUSE, JR. Richard R. House, Jr.	President and Director
/s/ *RICHARD W. GILBERT Richard W. Gilbert	Chief Operating Officer and Director
/s/ J. PAUL WHITEHEAD, III J. Paul Whitehead, III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Gregory J. Corona	Director
/s/ *FRANK J. HANNA, III Frank J. Hanna, III	Director
Deal W. Hudson	Director
/s/ *MACK F. MATTINGLY Mack F. Mattingly	Director
/s/ *NICHOLAS B. PAUMGARTEN Nicholas B. Paumgarten	Director
/s/ *THOMAS G. ROSENCRANTS Thomas G. Rosencrants	Director
*By:	/s/ ROHIT H. KIRPALANI Rohit H. Kirpalani	Attorney-in-fact

II-2

QuickLinks

SUMMARY
RISK FACTORS
RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS
USE OF PROCEEDS
SELLING SHAREHOLDERS
DESCRIPTION OF PREFERRED AND COMMON STOCK
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
ITEM 16. EXHIBITS INDEX
SIGNATURES